Exhibit 99.1

MARIS-TECH Ltd.
NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Maris-Tech Ltd. (“Maris” or the “Company”) will be held on Monday, March 4, 2024, at 3:00 p.m. Israel time at the Company’s office, located at 2 Yitzhak Modai Street, Rehovot, Israel 7608804.

The agenda of the Meeting is to:

1.      Consider a proposal to approve grants of equity-based compensation to the non-executive directors of the Company; and

2.      Consider a proposal to approve a grant of equity-based compensation to Mr. Israel Bar, the Company’s Chief Executive Officer, and a Director.

Board Recommendation

The Company’s board of directors (the “Board”) unanimously recommends that you vote in favor of all of the above proposals as further described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on February 5, 2024, (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote their shares at the Meeting, as described below.

Required Vote and Voting Procedures

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), Proposal No. 1, described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding ordinary shares, no par value per share (the “Ordinary Shares”), of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Pursuant to the Companies Law, Proposal No. 2 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, holding at least a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) the majority of the shares that are voted at the Meeting in favor of such proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company (a “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

For this purpose, a “controlling shareholder” is defined under the Companies Law as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement and, together with a return envelope, will be sent to holders of the Ordinary Shares. By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the Nasdaq Stock Market LLC, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all the proposals to be presented at the Meeting for which the Board recommends a “FOR”. Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with section 9 of the Companies Law regulations (proxy and position statement), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with the Proxy Statement to grant your voting proxy directly to Nir Bussy, Chief Financial Officer, or Israel Bar, Chief Executive Officer, of the Company (e-mail address: israel@maris-tech.com; nir@maris-tech.com), or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for all proposals.

Sincerely,
/s/ Israel Bar
Israel Bar
Chief Executive Officer
January 29, 2024

Maris-Tech Ltd.

Rehovot, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON March 4, 2024

This proxy statement (this “Proxy Statement”) is being filed by Maris-Tech Ltd. (the “Company”) to solicit proxies on behalf of the board of directors (the “Board”) of the Company for use at the Company’s special general meeting of shareholders (the “Meeting”) to be held on Monday, March 4, 2024, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), covered thereby in accordance with the instructions of the shareholders executing such proxy. In the absence of such instructions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The Nasdaq Stock Market Listing Rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “Foreign Private Issuer Exemption”). We currently rely on this Foreign Private Issuer exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Israeli Companies Law, 5759-1999 (the “Companies Law”), two or more shareholders present, in person or by proxy, holding in the aggregate not less than twenty five percent (25%) of the outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until March 4, 2024, at 5:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted for the purpose of determining a quorum.

Pursuant to the Companies Law, Proposal No. 1 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares representing in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Pursuant to the Companies Law, Proposal No. 2 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, holding at least a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (a “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

For this purpose, a “controlling shareholder” is defined under the Companies Law as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to Mr. Nir Bussy, e-mail address: nir@maris-tech.com, no later than February 5, 2024.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a statement (a “Position Statement”) to the Company’s offices at 2 Yitzhak Modai Street Rehovot, Israel 7608804. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than February 23, 2024. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board’ response to the Position Statement will be submitted no later than February 28, 2024.

One or more shareholders holding Ordinary Shares representing five percent (5%) or more of the Company’s issued and outstanding share capital and voting rights (i.e., 393,925 Ordinary Shares) are entitled to examine the proxy and voting material.

It is noted that there may be changes on the agenda after publishing this Proxy Statement, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO APPROVE GRANTS OF EQUITY-BASED COMPENSATION TO THE NON-EXECUTIVE DIRECTORS OF THE COMPANY

On January 15, 2024, (The “Date of Grant”), the Company’s Compensation Committee (the “Compensation Committee”) and the Board, approved, and recommended that the Company’s shareholders approve, grants of options to purchase Ordinary Shares to the Company’s Non-Executive Directors (as defined below), in accordance with the Company’s compensation policy (the “Compensation Policy”), to be granted under the Company’s 2021 Share Option Plan (the “Option Plan”).

The recommended grant consists of an aggregate amount of 32,500 options to purchase up to 32,500 Ordinary Shares, to Mr. Amitay Weiss, Ms. Isabela Marshak, Mr. Joseph Gottlieb and Ms. Naama Falach Avrahamy (the “Non-Executive Directors”, and the “Non-Executive Directors Options Grants”). The aggregate amount of options equals approximately 0.24% of the Company’s share capital on a fully diluted basis as of the date of this Proxy Statement.

The following table sets forth the suggested Non-Executive Directors Options Grants, which the Compensation Committee and the Board believe to be in the best interests of the Company:

Name	Title	No. of options proposed for grant herein	Proposed options exercise price per share[1]	No. of unexercised options granted prior to the proposed grant herein	Aggregate no. of options following approval of proposed grant herein
Amitay Weiss	Chairman of the Board	15,000	US$1.06 (equal to approximately NIS 3.94)	10,000	25,000
Isabela Marshak	Director	5,000	US$1.06 (equal to approximately NIS 3.94)	2,500	7,500
Joseph Gottlieb	Director	7,500	US$1.06 (equal to approximately NIS 3.94)	—	7,500
Naama Falach Avrahamy	Director	5,000	US$1.06 (equal to approximately NIS 3.94)	2,500	7,500

The above Non-Executive Directors Options Grants are subject to a standard four (4) years vesting under the Option Plan, and shall vest according to the following schedule: (i) twenty four (24) months following the Date of Grant, an amount equal to half of the options to each optionee will vest (hereinafter for the purpose of this Proposal 1, the “First Installment”); and (ii) following the First Installment, additional equal amounts (6.25% each) will vest at the end of each three (3) months. The options expire five (5) years from the Date of Grant, and such other terms and conditions set forth in the Company’s options award letter and the provisions of the Option Plan.

The options were granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, or as may otherwise be applicable.

The above-mentioned exercise price was determined to be the higher of: (1) the average share price on the Nasdaq Capital Market, over the last 30 trading days prior to the Date of Grant, and (2) the closing share price on the Nasdaq Capital Market on the last trading day immediately prior to the Date of Grant.

In making its recommendation regarding the approval of the Non-Executive Directors Options Grants, the Compensation Committee and the Board each have also considered, inter alia: (i) all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder; (ii) that the Non-Executive Directors Options Grants are in accordance with the Company’s Compensation Policy; (iii) the factors included in the Company’s Compensation Policy, including, the position, responsibilities, background and experience of each of the Non-Executive Directors; and (iv) that the Non-Executive Directors Options Grants reflect a fair and reasonable value for each of the Non-Executive Directors’ services, commitment and contribution to the Company’s growth and achievements in the short and long term.

____________

1        All US dollar amounts in this Proxy Statement are based on an exchange rate of US$1: NIS 3.72, on January 28, 2024

The Board recommends that the shareholders of the Company adopt the following resolution:

“RESOLVED, to approve the grant to each of Mr. Amitay Weiss, Ms. Isabela Marshak, Mr. Joseph Gottlieb and Ms. Naama Falach Avrahamy, options to purchase Ordinary Shares, as set forth in the Proxy Statement.”

The approval of this proposal requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 2

TO APPROVE A GRANT OF EQUITY-BASED COMPENSATION TO MR. ISRAEL BAR, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND A DIRECTOR

On the Date of Grant, the Compensation Committee and the Board approved, and recommended that the Company’s shareholders approve, a grant of options to purchase Ordinary Shares to Mr. Israel Bar, the Company’s Chief Executive Officer and a Director. Accordingly, the Company wishes to grant 240,000 options to purchase up to 240,000 Ordinary Shares to Mr. Bar, in accordance with the Company’s Compensation Policy and under the Option Plan (the “Grant to Mr. Bar”).

No options of the Company were granted to Mr. Bar in the past. Mr. Bar’s options shall reflect approximately 1.74% of the Company’s share capital on a fully diluted basis as of the date of this Proxy Statement.

The terms of the Grant to Mr. Bar are the same as the terms of the grants of options to the Non-Executive Directors (as described in Proposal No. 1), and is subject to a standard four (4) year vesting schedule under the Option Plan, according to the following schedule: (i) twenty four (24) months following the Date of Grant, an amount equal to half of the options shall vest (hereinafter for the purpose of this Proposal 2, the “First Installment”); and (ii) following the First Installment, additional equal amounts (6.25% each) shall vest at the end of each three (3) months. The options will be expire five (5) years from the Date of Grant, and such other terms and conditions set forth in the Company’s options award letter and the provisions of the Option Plan.

The options were granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, or as may otherwise be applicable.

The above-mentioned exercise price was determined to be the higher of: (1) the average share price on the Nasdaq Capital Market, over the last 30 trading days prior to the Date of Grant, and (2) the closing share price on the Nasdaq Capital Market on the last trading day immediately prior to the Date of Grant.

In making its recommendation with regard to the approval of the Grant to Mr. Bar, the Compensation Committee and the Board each also considered, inter alia: (i) all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder; (ii) that the Grant to Mr. Bar is in accordance with the Company’s Compensation Policy; (iii) the factors included in the Company’s Compensation Policy, including, the position, responsibilities, background and experience of Mr. Bar as Chief Executive Officer and as a Director; and (iv) that the Grant to Mr. Bar reflects a fair and reasonable value for Mr. Bar’s services, his contribution to the Company and his achievements as the Company’s Chief Executive Officer and a Director.

The Board recommends that the shareholders of the Company adopt the following resolution:

“RESOLVED, to approve the grant to Mr. Israel Bar of options to purchase Ordinary Shares, as set forth in the Proxy Statement.”

This Proposal requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or, other than Mr. Bar, have a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you have a personal interest in this proposal. Without indicating to this effect — we will not be able to count your vote with respect to this proposal.

The Board unanimously recommends a vote “FOR” the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

VStock Transfer, LLC.
18 Lafayette Place
Woodmere, New York 11598

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JANUARY 29, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JANUARY 29, 2024, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
Maris-Tech Ltd.
Israel Bar, Chief Executive Officer

Maris-Tech LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Israel Bar, Chief Executive Officer of Maris-Tech Ltd. (the “Company”), and Nir Bussy, Chief Financial Officer of the Company, and each of them, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares, no par value per share, of the Company which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on Monday, March 4, 2024 at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Meeting and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted “FOR” such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

MARIS-TECH LTD.
SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: March 4, 2024

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.      To approve grants of equity-based compensation to the non-executive directors of the Company as set forth in the accompanying proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.      To approve a grant of equity-based compensation to Mr. Israel Bar, the Company’s Chief Executive Officer and a Director as set forth in the accompanying proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2a.    Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest ,as such terms are defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) and in the proxy statement, in Proposal No. 2?*

☐      YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 2.

*       If you do not indicate a response for this item 2a, your shares will not be voted for Proposal No. 2.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.